Swiss Re Capital Markets Corporation

Statement of Financial Condition
December 31, 2017

Swiss Re Capital Markets Corporation
Index
December 31, 2017



Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Swiss Re Capital Markets Corporation

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Swiss Re Capital Markets Corporation as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As disclosed more fully in Note 5 to the financial statement, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

New York, NY
February 22, 2018

We have served as the Company's auditor since 1996.

Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	8,433,818
Financial instruments owned, at fair value		492,478,660
Accrued interest		3,054,188
Income tax paid in advance		1,258,806
Other assets		181,287
Total assets	$	505,406,759

Liabilities

Payable to affiliates	$	58,696
Payable to third parties		1,637
Total liabilities	$	60,333
Subordinated liabilities to SRAH	$	50,000,000

Stockholders' equity

Common stock - $0.01 par value - 1,000 shares authorized; 130 shares issued and outstanding	$	1
Additional paid-in capital		387,559,999
Retained earnings		67,786,426
Total stockholders' equity	$	455,346,426
Total liabilities and stockholders' equity	$	505,406,759

The accompanying notes are integral part of the Statement of Financial Condition.

1.   **Nature of Operations and Organization of the Company**

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective December 27, 2017, became a 77% majority owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), with the remaining minority interest of 23% owned by Swiss Re Reinsurance Holding Company Ltd ("SRRH"), both of which are ultimately owned by Swiss Re Ltd (the "Parent" or collectively with its subsidiaries "Swiss Re Group"). The Company was established to conduct securities and investment business. During the year, the Company acted as lead and co-underwriter, conducted secondary market brokerage activities on Insurance Linked Securities transactions, and traded securities that are sensitive to insurance risks ("CAT securities") for its own account.

On December 27, 2017, SRRH purchased 30 newly issued shares of common stock, par value $0.01 per share, of the Company for a total purchase price of $105,060,000 ($3,502,000 per share). In accordance with the Offer to Purchase Stock agreement, the purchase price is subject to a post-issuance purchase price adjustment procedure within 75 days from the date of the agreement. If the post-issuance purchase price calculation results in an adjustment, the Company does not expect it to be material to the Statement of Financial Condition.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2.   **Summary of Significant Accounting Policies**

Basis of presentation
The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. The most significant of these estimates is the determination of fair value of financial instruments owned. Actual results could differ from these estimates.

Recent accounting guidance
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers", which creates topic 606, "Revenue from Contracts with Customers". ASU 2014-09 outlines the principles that an entity should follow to provide useful information about the amount, timing and uncertainty of revenue and cash flows arising from contracts with its customers. The standard requires an entity to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Financial instruments are not in scope of the new standard. The new requirements are effective for annual periods beginning after December 15, 2017, and may be applied retrospectively to each prior period presented or with a cumulative effect adjustment to retained earnings as of the date of initial application. The Company has assessed the new requirements and determined the standard will have no impact on the Company's Statement of Financial Condition.

Cash and cash equivalents

The Company considers all highly liquid, unencumbered investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2017, cash of $5.8 million consists of demand deposits at a large U.S. bank. Cash equivalents of $2.6 million consist of money market funds carried at cost, which approximates fair value.

Financial instruments owned, at fair value

Securities transactions are recorded on a trade date basis. Financial instruments owned are recorded at fair value. The fair value is based on quoted prices in active markets or observable inputs. These instruments include U.S. Government and CAT securities. The CAT securities are not readily marketable and are non-allowable in the computation of net capital pursuant to SEC Rule 15c3-1.

Income tax paid in advance

Estimated income tax withholding payments made to SRAH under the tax allocation agreement exceeding the Company's computed tax liability are reported as Income tax paid in advance on the Statement of Financial Condition.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

Income taxes

For the year ended December 31, 2017, the Company was a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH until December 26, 2017. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated, are carried back or forward in any manner permitted under the Internal Revenue Code.

On December 27, 2017, the Company issued 30 shares of common stock to SRRH. As a result, SRAH now owns 77% and SRRH owns 23% of the Company. This ownership change will cause the Company to be a separate tax payer for the December 27, 2017 thru December 31, 2017 period and going forward.

In accordance with ASC No. 740, "Income Taxes", deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

The Financial Accounting Standards Board issued ASC No. 740-10, which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the Statement of Financial Condition. ASC No. 740-10 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. **Commitments and Guarantees**

Swiss Reinsurance Company, Ltd. ("SRZ"), an intermediary parent, has issued an unconditional guarantee covering all agreements entered into by the Company.

ASC No. 460 requires the disclosures of representations and warranties, which the Company enters into which may provide general indemnification to others. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that are not yet known. However, based on experience and its risk assessment, the Company expects the risk of loss to be remote. Any losses that may occur would be covered by the unconditional guarantee issued by SRZ.

4. **Fair value disclosures**

The fair value of a financial instrument is the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to closing prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation Techniques
US government securities typically have quoted market prices in active markets and are categorized as level 1 instruments in the fair value hierarchy.

CAT securities are generally classified as level 2 instruments and are valued using the average bid prices obtained from third party brokers. The prices used to value the CAT securities are subject to the Swiss Re Group's independent price verification process, which utilizes quotes provided by third party pricing vendors to establish a reasonable range.

Mortgage backed securities are classified as level 3 instruments and are valued using broker indications where available or benchmarks to similar transactions.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. Transfers between Levels are recognized at the date of the event or change in circumstances that caused the transfer.

As of December 31, 2017, the fair values of assets and liabilities measured on a recurring basis by level of input were as follows:

	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments:				
Fixed income securities				
US Government securities	$ 168,255,900	$ -	$ -	$ 168,255,900
CAT securities	-	320,177,938	-	320,177,938
Mortgage backed securities	-	-	4,044,822	4,044,822
Total fixed income securities	$ 168,255,900	$ 320,177,938	$ 4,044,822	$ 492,478,660

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

There were no purchases or dispositions of mortgage backed securities for the year ended December 31, 2017.

The Company's mortgage backed securities are illiquid and therefore classified as Level 3. There are no significant unobservable inputs, used in the fair value measurement.

Governance around level 3 fair valuation

The Asset Valuation Committee of the Swiss Re Group, authorized by the Swiss Re Group Executive Committee, has a primary responsibility for governing and overseeing all of the Swiss Re Group's asset and derivative valuation policies and operating parameters (including Level 3 measurements) including that of the Company. The Asset Valuation Committee delegates the responsibility for implementation and oversight of consistent application of the Swiss Re Group's pricing and valuation policies to the Pricing and Valuation Committee.

The Pricing and Valuation Committee, which is a joint Risk Management & Finance management control committee, is responsible for the implementation and consistent application of pricing and valuation policies of the Swiss Re Group including that of the Company. Key functions of the Pricing and Valuation Committee include: oversight over the entire valuation process, approval of internal valuation methodologies, approval of external pricing vendors, monitoring of the independent price verification ("IPV") process and resolution of significant or complex valuation issues.

The Risk Management function is responsible for independent validation and ongoing review of the Swiss Re Group's valuation models.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk.

The table below presents the carrying value of the Company's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	Quoted prices in active markets for identical assets and liabilities (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)		Total	
Assets:								
Cash equivalents	$	2,646,717	$	-	$	-	$	2,646,717
Income tax paid in advance		-		1,258,806		-		1,258,806
Other assets		-		181,287		-		181,287
Total	$	2,646,717	$	1,440,093	$	-	$	4,086,810
Liabilities:								
Payable to affiliates	$	-	$	58,696	$	-	$	58,696
Payable to third parties		-		1,637		-		1,637
Subordinated liabilities to SRAH		-		50,000,000		-		50,000,000
Total	$	-	$	50,060,333	$	-	$	50,060,333

5. Related Party Transactions

The Company has extensive transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

The Company has an agreement with SRAH, whereby certain services are performed on behalf of the Company. The Company incurs various expenses that are paid by SRAH, including legal and government relation services, office administration, auditing services, occupancy costs, compensation and benefits attributable to SRAH employees and other direct and allocated costs. At December 31, 2017, there were no amounts payables outstanding under this agreement.

The Company has an agreement with European Financial Reinsurance Company, Ltd. ("EFR"), an affiliate, to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2017, there was a receivable of $61 thousand reported in other assets in the Statement of Financial Condition.

The Company has an agreement with Swiss Re Financial Products Corporation to provide transactional support and advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2017, there was a receivable of $37 thousand reported in other assets in the Statement of Financial Condition.

The Company had a $750 million subordinated revolving line of credit with SRAH. The line of credit bears interest based on LIBOR. The Company can borrow on this line of credit until July 15, 2018 and any outstanding borrowings are due to be repaid no later than July 15, 2019. As of December 31, 2017, the outstanding borrowings were $50 million. At December 31, 2017, accrued interest of $41 thousand is reported in payable to affiliates in the Statement of Financial Condition. Borrowings under this subordinated revolving line of credit are allowable in computing net capital pursuant to SEC Rule 15c3-1.

The Company has available $1,000 million in an uncommitted, unsecured short term investment facility with SRAH. The facility bears interest based on LIBOR. Borrowings under the facility are not available in the computation of net capital pursuant to SEC Rule 15c3-1. As of December 31, 2017, the Company had no outstanding borrowings under this facility.

The Company acts as introducing agent or underwriter on certain CAT securities transactions for SRZ. At December 31, 2017, there were no amounts receivable outstanding related to this activity.

The Company has an agreement with SRCML in which SRCML provides sales and marketing support, as well as securities placement services for CAT securities offerings to European investors. At December 31, 2017, there were no amounts payable outstanding related to this activity.

The Company has entered into a securities lending agreement with SRZ, under which the Company lends securities to SRZ against the transfer of collateral in return for a securities lending fee. These securities lending transactions and collateral are accounted for off-balance sheet, as the Company does not have the right to sell or re-pledge the collateral, except in the event of borrower default. The Company is exposed to risk of loss in the event of borrower default and to the extent collateral values are less than the fair value of loaned securities not returned. In the event of borrower default, the Company has the unrestricted right to sell the collateral. Management believes such an event is unlikely. The Company monitors daily fair value of securities loaned and collateral received to ensure collateral values (net of applicable haircuts under Rule 15c3-1) are equal to or greater than 100% of the fair value of the securities loaned. At December 31, 2017, the fair value of securities loaned and the fair value of collateral received was as follows:

Fair value of securities loaned	$	64,146,547
Fair value of collateral received	$	108,614,233

At December 31, 2017, a receivable of $35 thousand relating to this activity is recorded as other assets in the Statement of Financial Condition.

6. **Income Taxes**

At December 31, 2017, the total amount of unrecognized tax benefits, including interest and penalties was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. The Internal Revenue Service has concluded an examination of the 2009 through 2010 audit cycle, with no adjustments to the Company. An examination of the 2011 through 2013 tax years is currently underway.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R.1) (the "TCJA"). The TCJA reduces the corporate income tax rate from 35% to 21%. Under US GAAP, changes in tax rates and tax law are accounted for in the period of enactment. For US Federal tax purposes, the enactment date is the date on which the bill is signed into law. The TCJA's enactment date of December 22, 2017 and resulting tax rate changes, impacts the carrying value of deferred tax assets and liabilities in the December 31, 2017 Statement of Financial Condition. As of December 31, 2017, the total amount of deferred tax assets and liabilities were nil, and therefore the impact of the TCJA on the December 31, 2017 Statement of Financial Condition is nil.

7.   Risk Factors

Concentration of credit risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company also maintains positions in these securities as part of its proprietary trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Natural catastrophe risk

The Company is also exposed to principal losses on the proprietary CAT security positions it holds if certain natural catastrophe events occur depending on the size, nature, and geographic location of the event. The Company follows Swiss Re Group guidelines and standards in quantifying its exposure and establishing risk limits by geographic concentration and catastrophe peril. The market value of CAT securities with significant natural catastrophe exposure to Japan earthquake, US windstorm, US earthquake and both US windstorm and US earthquake (multi-peril) was $29.6 million, $81.2 million, $43.4 million and $88.9 million, respectively.

8.   Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company's net capital of $176.8 million exceeded required net capital of $250,000 thousand by $176.5 million. The Company's ratio of aggregate indebtedness to net capital was 0.0003 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

9. **Subsequent Events**

The Company has evaluated whether any additional events or transactions have occurred after December 31, 2017 that would require recognition or disclosure in the Statement of Financial Condition through February 22, 2018, which is the issuance date of the Statement of Financial Condition, and determined that no such events or transactions have occurred.